Exhibit 99.109

ImmunoPrecise and Twist Bioscience Announce Collaboration for the Creation of Novel, Therapeutic Products

VICTORIA, BC, Oct. 27, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSXV: IPA) (OTCQB: IPATF) (FSE:TQB2), a leader in full-service, therapeutic antibody discovery and development, today announced that its subsidiary, Talem Therapeutics, entered into a collaboration with Twist Bioscience Corporation (NASDAQ: TWST), a company enabling customers to succeed through its offering of high-quality synthetic DNA using its silicon platform, to leverage the unique strengths of both companies’ technologies in the creation of novel, therapeutic molecules.

By entering this early discovery collaboration with Twist, Talem will be expanding its diverse antibody pipeline by exploring IPA’s technology on a wider range of oncology targets, combining their expertise in a highly collaborative manner to discover novel antibody therapeutics. ImmunoPrecise will contribute targets of interest with relevant background data, and the genetic sequences encoding for lead antibodies against the selected targets. Twist Biopharma, a division of Twist Bioscience, will design synthetic antibody libraries based on the provided antibody repertoire sequences from immunized animals to discover optimized, humanized lead antibody candidates. The companies will then aim to jointly advance the programs through proof-of-concept and preclinical development and will collaborate on any commercial opportunities generated by these joint efforts which may result in milestones based on key preclinical, clinical and commercial milestones as well as royalties for any antibodies resulting from the collaboration.

“Our collaboration with Twist recognizes the potential of their well-established ability to create precision antibody discovery libraries, enabling us to further expedite our pre-clinical development through collaboration,” said Dr. Jennifer Bath, CEO of ImmunoPrecise Antibodies. “We look forward to working closely with Twist to pioneer the discovery and development of new, cutting-edge cancer treatments.”

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a global technology platform company with end-to-end solutions empowering companies to discover and develop therapies against any disease. The Company’s experience and cutting-edge technologies enable unparalleled support of its partners in their quest to bring innovative treatments to the clinic. ImmunoPrecise’s full-service capabilities dramatically reduce the time required for, and the inherent risk associated with, conventional multi-vendor product development. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend”, “should” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the previous quarter ended July 31st, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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For further information: For investor relations please contact: Frédéric Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., Suite 810, 609 Granville Street, P.O. Box 10322, Vancouver, B.C., V7Y 1G5, Canada.

CO: ImmunoPrecise Antibodies Ltd.

CNW 07:28e 27-OCT-20